Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Pricing Supplement No. 120
dated October 26, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – November 16, 2006

12% HITS due May 28, 2008
Based on the Performance of a Basket of Four Commodities
High Income Trigger SecuritiesSM
(“HITSSM”)

Issue Price	:	$10 (100%)
Aggregate Principal Amount	:	$5,000,000
Basket Commodity	:	Initial Price	Percentage Weighting of Basket Value

High-Grade Primary Aluminum	:	2,679.00	25%
Copper – Grade A	:	6,877.00	25%
Primary Nickel	:	30,605.00	25%
Special High-Grade Zinc	:	4,359.00	25%
Trigger Level	:	65%
Coupon Rate	:	12% per annum
Interest Payment Dates	:	Each February 28, May 28, August 28 and November 28, beginning February 28, 2007
Valuation Date	:	May 16, 2008
Pricing Date	:	November 16, 2006
Settlement Date	:	November 28, 2006
Listing	:	None
CUSIP	:	61748A361
Agent	:	Morgan Stanley & Co. Incorporated
Agent’s Commissions	:	$0.20 per HITS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Preliminary Pricing Supplement No. 120, dated October 26, 2006
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006